

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

Brent Rystrom
Director and Chief Executive Officer
RiceBran Technologies
1330 Lake Robbins Drive, Suite 250
The Woodlands, TX 77380

Re: RiceBran Technologies
     Registration Statement on Form S-3
     Filed April 19, 2019
     File No. 333-230963

Dear Mr. Rystrom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Chris Chediak